AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบีย[redacted]

Securities and Exc
Division of Corpor
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Asia Fiber Public Company Limited
Rule l2g3-2 (b) Exemption
File No. 82-2842

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) (1) (iii), and on behalf of Asia Fiber Public Company Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities and Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-66-2) 237-5928 or (011-66-2) 632-7071 in Bangkok, Thailand if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and return it to Andrew J. Delaney, Esq., Skadden, Arps, Slate, Meagher & Flom, 919 Third Avenue, New York, NY 10022 in the enclosed self-addressed stamped envelope.

Thank you for your attention.

Very truly yours,

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

Mr.Chen Namchaisiri
President

Enclosure

(File No. 82-2842)

Annex A to Letter to the SEC
dated November 17, 2008 of
Asia Fiber Public Company Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company' s request for exemption under Rule 12g3-2, which exemption was established on June 4, 1990:

Description of Document	Check if Enclosed
Title: __________ Annual Report Date: as of _______________ Entity requiring item: The Securities Exchange of Thailand (the "SET") pursuant to its rules governing listed companies.	________
Title: Audited Financial Information for Years Ended _____________ and _______ Date: as of ________________ and _______ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Unaudited Financial Information for Years Ended __________ __ , 200__ and 200__ Date: as of __________ __ , 200__ and 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Interim Financial Information for Three Months Ended September 30, 2008 and Review Report of Certified Public Accountant Date: as November 17, 2008 Entity requiring item: The SET pursuant to its rules governing listed companies.	X
Title: Invitation to Shareholders to Attend Ordinary Meeting on _______________, Date: _____________ ___, Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________

Description of Document	Check if Enclosed
Title: Proxy Form for Ordinary Meeting of Shareholders on ___________ __, 200 __ Date: ___________ __ , 200__ Entity requiring item: Pursuant to the Civil and Commercial Code of Thailand.	________
Title: Prospectus for the Offering of ________________ Shares of Common Stock of the Company Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Minutes of the _______________ Shareholders Meeting Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________
Title: Press Release Date: ___________ __ , 200__ Entity requiring item: The SET pursuant to its rules governing listed companies.	________

Other:

Title: Date: ___________ __ , 200__ Entity requiring item:	________

AFC

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)

ASIA FIBER PUBLIC COMPANY LIMITED

33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com

เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS

ENDED September 30, 2008

The results for the first quarter of the fiscal year 2008/2009, ending on September 30, 2008 shows a net profit of 20.98 million Baht or 0.46 Baht per share, while the corresponding results of the previous year showed a net loss 6.92 million Baht or 0.15 Baht per share, an increase of 27.9 million Baht or 403.15%. The main reasons are as followed:

1) Net sales decreased from 405.59 million Baht last year to 346.06 million Baht this year, a decrease of 59.53 million Baht or 14.68%. This is the result of a drop in domestic sales from 182.05 million Baht to 171.54 million Baht, a drop of 10.51 million Baht or 5.77% , and a drop in export sales from 223.54 million Baht to 174.52 million Baht, a decrease of 49.02 million Baht or 21.93% decrease. However, due to the decrease of the cost of raw material and the weakening of the Baht, the company derived better margin from exports and had a gross profit of 23.11 million Baht, or 6.68% gross margin this year, compared to a gross loss of 0.65 million Baht, or a negative 0.16% margin last year.

2) Operating expense decreased from 16.96 million Baht last year to 11.53 million Baht this year, a decrease of 5.43 million Baht or 32.00%.

Furthermore, interest expense decreased from 0.28 million Baht last year to 0.08 million Baht this year, a decrease of 0.20 million Baht due to loan repayments out of excess liquidity. Other income decreased from 10.98 million Baht last year to 9.48 million Baht this year, a decrease of 1.49 million Baht or 13.58%.

ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok-10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

OPERATING RESULTS

ENDED September 30, 2008

The results for the first quarter of the fiscal year 2008/2009, ending on September 30, 2008 shows a net profit of 20.98 million Baht or 0.46 Baht per share, while the corresponding results of the previous year showed a net loss 6.92 million Baht or 0.15 Baht per share, an increase of 27.9 million Baht or 403.15%. The main reasons are as followed:

1) Net sales decreased from 405.59 million Baht last year to 346.06 million Baht this year, a decrease of 59.53 million Baht or 14.68%. This is the result of a drop in domestic sales from 182.05 million Baht to 171.54 million Baht, a drop of 10.51 million Baht or 5.77% , and a drop in export sales from 223.54 million Baht to 174.52 million Baht, a decrease of 49.02 million Baht or 21.93% decrease. However, due to the decrease of the cost of raw material and the weakening of the Baht, the company derived better margin from exports and had a gross profit of 23.11 million Baht, or 6.68% gross margin this year, compared to a gross loss of 0.65 million Baht, or a negative 0.16% margin last year.

2) Operating expense decreased from 16.96 million Baht last year to 11.53 million Baht this year, a decrease of 5.43 million Baht or 32.00%.

Furthermore, interest expense decreased from 0.28 million Baht last year to 0.08 million Baht this year, a decrease of 0.20 million Baht due to loan repayments out of excess liquidity. Other income decreased from 10.98 million Baht last year to 9.48 million Baht this year, a decrease of 1.49 million Baht or 13.58%.

ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED
33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.
Tel. (66) 0-2632-7071, 0-2235-4761, 0-2235-9744 Facsimile : (66) 0-2236-1982
E-mail : sales@asiafiber.com http://www.asiafiber.com
เลขทะเบียน บมจ. 0107536001630

(Reviewed Quarter – 1 F/S (F45-1)

Report: Reviewed Quarterly Financial Statements

ASIA FIBER PUBLIC CO., LTD.

	Reviewed Ending September 30, 2008 (In Thousands) Quarter 1	
Year	2008	2007
Net profit (loss)	20,980	(6,921)
EPS (baht)	0.46	(0.15)

Type of report : Unqualified Opinion

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

บริษัท เอเชียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

(Mr.Chen Namchaisiri)

Director

C&A Accounting Firm
2210/51 Narativatrachanakarin 39 Rd.,
Chongnonsee, Yannawa, Bangkok 10120, Thailand
Tel. 66-2678-0750-4 Fax. 66-2678-0661 e-mail : ca_cpa@ksc.th.com

Auditor's Report on Review of Interim Financial Statements

To the shareholders and the board of directors of
Asia Fiber Public Company Limited

I have reviewed the balance sheet of Asia Fiber Public Company Limited as at September 30, 2008, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended September 30, 2008. These financial statements are the responsibility of the company's management as to their correctness and the completeness of the presentation. My responsibility is to issue a report on these financial statements based on my review.

I conducted my review in accordance with the auditing standards applicable to review engagement. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. According, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The balance sheets as at June 30, 2008 as presented herein for comparative purposes, formed an integral part of the financial statements, were audited by other auditor whose report dated August 20, 2008 expressed an unqualified opinion. I have not performed and other audit procedures subsequent to such report date.

The statements of income, changes in shareholders' equity and cash flows of Asia Fiber Public Company Limited for the three-months period ended September 30, 2007, as presented for comparative purposes, formed an integral part of the interim financial statements, were reviewed by other auditor whose report date November 12, 2007. He reported that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. I have not performed and other audit procedures subsequent to such report date.

AFC
บริษัท เอเซียไฟเบอร์ จำกัด (มหาชน)
ASIA FIBER PUBLIC COMPANY LIMITED

C&A Accounting Firm

Chintana Techamontrikul

(Mrs. Chintana Techamontrikul)

Certified Public Accountant (Thailand) No. 5131

Bangkok : November 11, 2008

Asia Fiber Public Company Limited

Balance Sheets

As at September 30, 2008 and June 30, 2008

(Unit : Thousand Baht)

	Note	September 30, 2008	June 30, 2008
		(Unaudited/ but reviewed)	(Audited)
Assets			
Current assets			
Cash and cash equivalents	5	39,343	39,030
Trade accounts and notes receivable-net			
- Related companies	4	56,382	56,345
- Other companies	6	139,227	169,654
Inventories-net	7	343,126	284,714
Other current assets	8	24,339	16,553
Total current assets		**602,417**	**566,296**
Non-current assets			
Investment in common shares of other company (general investment)-at cost	9	500	500
Property, plant and equipment-net	10, 11	443,719	453,672
Other non-current assets		172	159
Total non-current assets		**444,391**	**454,331**
Total assets		**1,046,808**	**1,020,627**

The accompanying notes are an integral part of the financial statements.

AFC

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Balance Sheets

As at September 30, 2008 and June 30, 2008

(Unit : Thousand Baht)

	Note	September 30, 2008	June 30, 2008
		(Unaudited/ but reviewed)	(Audited)
Liabilities and shareholders' equity			
Current eiabilities			
Bank overdrafts and short-term loans from financial institutions	10, 11	14,030	8,239
Trade accounts payable		48,130	38,973
Other current liabilities	12	26,658	36,405
Total current liabilities		**88,818**	**83,617**
Total liabilities		**88,818**	**83,617**
Shareholders' equity			
Share capital			
Authorized share capital			
100,000,000 ordinary shares of Baht 10 each		1,000,000	1,000,000
Issued and paid-up share capital			
45,574,266 ordinary shares of Baht 10 each		455,743	455,743
Additional paid-in capital			
Premium on share capital		369,500	369,500
Revaluation surplus on land	10	279,993	279,993
Retained earnings (deficits)			
Appropriated for :			
- Statutory reserve	13	16,247	16,247
- General reserve		1,357	1,357
Unappropriated (deficit)		(164,850)	(185,830)
Total shareholders' equity		**957,990**	**937,010**
Total liabilities and shareholders' equity		**1,046,808**	**1,020,627**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Income

For each of the three-month periods ended September 30, 2008 and 2007

(Unit : Thousand Baht)

	Note	2008	2007
Sales	4	341,560	402,851
Services income		4,505	2,742
Total sales and services income		**346,065**	**405,593**
Cost of sales		(320,138)	(404,176)
Cost of services		(2,812)	(2,071)
Total cost of sales and services		**(322,950)**	**(406,247)**
Gross profit (loss)		23,115	(654)
Other income	4	9,485	10,976
Selling expenses		(8,129)	(10,274)
Administrative expenses		(3,406)	(6,689)
Interest expenses		(85)	(280)
Net earnings (loss) for the period		**20,980**	**(6,921)**
Earnings (loss) per share			
Net earnings (loss) for the period		0.46	(0.15)
Weighted average number of ordinary shares (Unit : Thousand shares)		**45,574**	**45,574**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Change in Shareholders' Equity

For each of the three-month periods ended September 30, 2008 and 2007

(Unit : Thousand Baht)

	Issued and paid-up share capital	Premium on share capital	Revaluation surplus on land	Retained earnings			Total
				Appropriated for			
				Statutory reserve	General reserve	Unappropriated (deficit)	
Balance as at July 1, 2008	455,743	369,500	279,993	16,247	1,357	(185,830)	937,010
Net earnings for the period						20,980	20,980
Balance as at September 30, 2008	**455,743**	**369,500**	**279,993**	**16,247**	**1,357**	**(164,850)**	**957,990**
Balance as at July 1, 2007	455,743	369,500	247,992	16,247	1,357	(142,498)	948,341
Net loss for the period	-	-	-	-	-	(6,921)	(6,921)
Balance as at September 30, 2007	**455,743**	**369,500**	**247,992**	**16,247**	**1,357**	**(149,419)**	**941,420**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Cash Flow

For each of the three-month periods ended September 30, 2008 and 2007

(Unit : Thousand Baht)

	2008	2007
		(Restated)
Cash flows from operating activities		
Net - earnings before corporate income tax	20,980	(6,921)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities :		
Depreciation and disposal of spare parts for machinery	10,297	10,283
Gain on disposal of fixed assets	(999)	-
Reversal of allowance for diminution in value of inventories	(2,171)	-
Reversal of allowance for slow-moving spare parts for machinery-net	(99)	(54)
Interest Expenses	85	280
Unrealised (gain) loss on exchange	(12)	5
Income (loss) from operating activities before changes in operating assets and liabilities	28,081	3,593
Operating assets (increase) decrease		
Trade accounts and notes receivable	30,136	14,917
Inventories	(56,240)	(11,924)
Other current assets	(7,740)	(1,726)
Other non- current assets	(13)	19
Operating liabilities increase (decrease)		
Trade account payables	9,157	1,546
Other current liabilities	(9,738)	(8,281)
Cash receipt (paid) from operations	(6,357)	(1,856)
Cash paid for interest	(85)	(584)
Cash paid for corporate income tax	(46)	(26)
Net cash flows from (used in) operating activities	**(6,488)**	**(2,466)**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

(Unaudited / but reviewed)

Asia Fiber Public Company Limited

Statements of Cash Flow

For each of the three-month periods ended September 30, 2008 and 2007

(Unit : Thousand Baht)

	2008	2007
		(Restated)
Cash flows from investing activities		
Purchases of fixed assets	(245)	(6,921)
Cash proceeds from disposal of fixed assets	999	-
Net cash flows from (used in) investing activities	**754**	**(6,921)**
Cash flows from financing activity		
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	6,071	(25,713)
Net cash flows from financing activities	**6,071**	**(25,713)**
Effect from foreign exchange in cash and cash equivalents	**(24)**	**-**
Net increase (decrease) in cash and cash equivalents	313	(35,100)
Cash and cash equivalents at beginning of period	39,030	76,523
Cash and cash equivalents at end of period	**39,343**	**41,423**

The accompanying notes are an integral part of the financial statements.

ASIA FIBER PUBLIC COMPANY LIMITED

Asia Fiber Public Company Limited

Note to Financial Statements

As at September 30, 2008 (Unaudited / reviewed only) and June 30, 2008 (Audited)

General information

Asia Fiber Public Company Limited was incorporated in Thailand on March 10, 1970 and has been listed in the Stock Exchange of Thailand on September 22, 1975. The company is engaged in manufacturing of nylon products.

The company's office and factory addresses are as follows :

Office 27th Floor, Wall Street Tower, 33/133-136 Surawongse Road, Suriyawongse, Bangrak, Bangkok.

Factory 406 - 7 Moo 7, Sukhumvit Road Km. 33.5, Tambol Bangpoomai, Muang District, Samutprakarn, Thailand.

The basis of interim financial statements and accounting policies

These interim financial statements are prepared in accordance with Thai Generally Accepted Accounting Standard Principles and presented in the set abbreviated format as stipulated under accounting standard no.41 concerning "Interim financial statements" with additional items in the basis financial statements such as the balance sheet, statements of income, the changes in shareholder's equity and the cash flow statements and set out in the maner proscribed under the announcement of the Commercial Registration Department concerning "Compulsory Sub-Entries for Financial Statements" (2001).

The interim financial statements are intended to provide information additional to that Included in the latest auunal financial statements. Accordingly, they focus on new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

The company prepares its statutory financial statements in the Thai language in conformity with generally accepted accounting principles in Thailand. The accounting principles used may be different from generally accepted accounting principles in other countries. For the convenience of the readers, the financial statement English version has been prepared by translating the statutory financial statements Thai version in order to meet the requirement of domestic reporting.

3. Significant accounting policies

The interim financial ststements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended June 30, 2008.

ASIA FIBER PUBLIC COMPANY LIMITED

Related party transactions

The company had significant business transactions with its associated and related companies (which are shareholders of the company and/or common director). These transactions, which were concluded on the terms and basis stated in the relevant agreement, or as agreed between the company.

As at September 30, 2008 and June 30, 2008 the related companies consisted of :

Company's name	Types of relation	Relationship
Thai Far East Co., Ltd.	Related company	Directorship
T.F.E. Trading Co., Ltd.	Related company	Directorship
Thai Industries Development Co., Ltd.	Related company	Directorship
Asia Garment Co., Ltd.	Related company	Directorship
Thai Sewing Industrial Co., Ltd.	Related company	Directorship

As at September 30, 2008 and June 30, 2008, trade accounts and notes receivable from related companies consisted of :

(Unit : Thousand Baht)

	June 30, 2008	Increase	Decrease	September 30, 2008
Trade accounts receivable :				
Thai Far East Co., Ltd.	106,893	1,923	1,930	106,886
T.F.E. Trading Co., Ltd.	19,324	-	-	19,324
Thai Sewing Industrial Co., Ltd.	713	337	713	337
Asia Garment Co., Ltd.	257	247	183	321
Thai Industries Development Co., Ltd.	-	514	-	514
Total	127,187	3,021	2,826	127,382
Notes receivable :				
Asia Garment Co., Ltd.	145	-	145	-
Thai Industries Development Co., Ltd.	13	-	13	-
Total	158	-	158	-
Total trade accounts and notes receivable	127,345	3,021	2,984	127,382
Less Allowance for doubtful accounts	(71,000)			(71,000)
Net	56,345			56,382

The aging analysis of the above trade accounts and notes receivable from related companies as at September 30, 2008 and June 30, 2008 are as follows :

(Unit : Thousand Baht)

	September 30, 2008	**June 30, 2008**
Trade accounts receivable :		
Current to 3 months	3,021	820
Over 3 months to 6 months	118	79
Over 6 months to 12 months	86	270
Over 12 months	124,157	126,018
Total	127,382	127,187
Notes receivable	-	158
Total trade accounts and notes receivable	127,382	127,345
Less Allowance for doubtful accounts	(71,000)	(71,000)
Net	**56,382**	**56,345**

As at September 30, *2008* and *June 30, 2008, the company had long-outstanding (more than 6 months)* trade accounts receivable from two related companies (Thai Far East Co., Ltd. and T.F.E. Trading Co., Ltd.) totalling Baht 124.24 Million and Baht 126.29 Million respectively (the outstanding balances from these companies as at September 30, 2008 and June 30, 2008 totalling Baht 126.21 Million and Baht 126.22 Million, respectively). The land and construction thereon of such companies are mortgaged as collateral for these receivables. The appraised value based on reports of an independent appraisal firm dated February 27, 2006 amounted to Baht 93.50 Million (at market price) and Baht 56.10 Million (at force sale price). Based on conservative basis, the company provided an allowance for doubtful accounts of Baht 71.00 Million as at September 30, 2008 and June 30, 2008. The management believes that such allowance is adequate to absorb possible losses on the difference of appraised value of these assets and the balance of receivables. However, the management has no policy to seize the mortgaged assets from these receivables for market auction at the present since these receivables *still operate in their businesses.*

The transactions with the related companies which included in the statements of income for each of the three-month periods ended September 30, 2008 and 2007 are as follows :

(Unit : Thousand Baht)

	Policy of pricing	**2008**	**2007**
Sales	Market price	2,823	381
Interest income			
(on delay payment from customers)	Negotiated agreement	722	722

ASIA FIBER PUBLIC CO...

5. Cash and cash equivalents

(Unit : Thousand Baht)

	September 30, 2008	June 30, 2008
Cash	350	367
Cash at banks - saving a/c	34,596	33,859
Cash at banks - current a/c	4,397	4,804
Total	**39,343**	**39,030**

6. Trade accounts and notes receivable-other companies-net

The aging analysis of trade accounts and notes receivable-other companies as at September 30, 2008 and June 30, 2008 are as follows :

(Unit : Thousand Baht)

	September 30, 2008	June 30, 2008
Trade accounts receivable :		
Current to 3 months	123,905	149,670
Over 3 months to 6 months	-	-
Over 6 months to 12 months	-	-
Over 12 months	417	417
Total	124,322	150,087
Notes receivable	25,518	30,180
Total trade accounts and notes receivable	149,840	180,267
Less Allowance for doubtful accounts	(10,613)	(10,613)
Net	**139,227**	**169,654**

As at September 30, 2008 and June 30, 2008, the allowance for doubtful accounts amounted to Baht 10.61 Million. The management believes that such allowance is adequate to absorb possible losses on doubtful accounts.

ASIA FIBER PUBLIC

7. Inventories-net

(Unit : Thousand Baht)

	September 30, 2008	June 30, 2008
Finished goods	191,201	144,378
Work in process	95,037	97,216
Raw materials	40,472	35,749
Spare parts and factory supplies	13,846	12,978
Inventories in transit	7,220	1,214
Total	347,776	291,535
Less Allowance for decline in value of inventories	(3,200)	(5,371)
Allowance for slow-moving spare parts and factory supplies	(1,450)	(1,450)
Net	**343,126**	**284,714**

8. Other current assets

(Unit : Thousand Baht)

	September 30, 2008	June 30, 2008
Advance payment for import duties	4,646	13,088
Advance payment for rawmaterials	14,856	-
Others	4,837	3,465
Total	**24,339**	**16,553**

9. Investment in common shares of other company (general investment) - at cost

(Unit : Thousand Baht)

	September 30, 2008	June 30, 2008
Thai Caprolactum Public Company Limited		
(Paid-up capital of Baht 8,576.4 Million)	500	500

ASIA FIBER PUBLIC COMPANY LIMITED

10. Property, plant and equipment-net

	(Unit : Thousand Baht)
	September 30, 2008
Net book value as at July 1, 2008	453,672
Acquisitions during period - at cost	245
Disposals during period - net book value at disposal date	-
Depreciation and disposal of spare parts for machinery for period	(10,297)
Reversal of allowance for slow-moving spare parts for machinery-net	99
Net book value as at September 30, 2008	**443,719**

The company appraised its land by following Accounting Standard no. 32 issued by the Federation of Accounting Professions Under The Royal Patronage of His Majesty The King which allows the valuation of property, plant and equipment at appraisal amounts for financial statements reporting purposes.

As at September 30, 2008 and June 30, 2008, the company's land is stated at the appraised value (based on report of an independent appraisal firm dated June 20, 2008 and March 23, 2005, respectively). The excess of appraised value (Baht 295 Million) over cost of Baht 280 Million, respectively, is shown as "Revaluation surplus on land" under "Shareholders' equity" in the balance sheets. The revaluation surplus on land is not available for dividend distribution.

As at September 30, 2008 and June 30, 2008, certain fixed assets with

a) The original costs totalling Baht 2,157.25 Million and Baht 2,099.5 Million, respectively, are fully depreciated but they are still in active use.

b) The net carrying values totalling Baht 223.92 Million and Baht 227.53 Million, respectively, are mortgaged / pledged as collateral for credit facilities with financial institutions as discussed in note 11.

11. Bank overdrafts and short-term loans from financial institutions

	(Unit : Thousand Baht)	
	September 30, 2008	June 30, 2008
Trust receipt (interest rate at 5.07% p.a.)	14,030	8,239

As at September 30, 2008 and June 30, 2008, the company has overdraft lines with several local banks totalling Baht 25 Million and Baht 25 Million, respectively. An overdraft line of Baht 25 Million is collateralized by a part of the company's land, machinery and equipment as discussed in note 10.

Under the terms of trust receipts agreements, certain imported inventories have been released to the company in trust of the financial institutions. The company, therefore, is accountable to the financial institutions for the inventories.

ASIA FIBER PUBLIC COMPANY LIMITED

12. Other current assets

(Unit : Thousand Baht)

	September 30, 2008	June 30, 2008
Accrued expenses	23,203	27,981
Others	3,455	8,424
Total	**26,658**	**36,405**

13. Statutory reserve

According to the Public Limited Companies Act B.E. 2535, the company is required to set aside to a legal reserve at least 5 percent of net earnings after deducting accumulated deficit brought forward (if any) until the reserve reaches 10 pecent of the registered share capital. The statutory reserve can not be used for dividend payment.

14. Financial instrucments

Financial risk management policies

The company does not hold or issue derivative instruments for speculative or trading purposes.

Liquidity risk

Liquidity risk arises from the problem in raising funds adequately and in time to meet commitment as indicated in the financial statements. The management, based on the company's current financial position and results of operations and its forecasted financial information, believes that at present the company has no such risk.

Interest rate risk

The interest rate risk is the risk that future movements in market interest rates will affect the results of the company's operations and its cash flows. The company's exposure to interest rate risk relates primarily to its deposits with banks, bank overdrafts, and loans from financial institutions. The company have not used derivative financial instruments to hedge such risk. (The details of overdraft and long-term loans are set out in note 11 to the financial statements).

Foreign currency risk

The company's exposure to foreign currency risk relates primarily to its receivables, payables and loans that are denominated in foreign currencies. The management has regularly considered entering into the derivative agreement to hedge the foreign currency risk.

A summary of un-hedged foreign currency assets and liabilities as at September 30, 2008 and June 30, 2008 is set out below :

	Financial assets (Million)		Financial liabilities (Million)	
	September 30, 2008	June 30, 2008	September 30, 2008	June 30, 2008
U.S. Dollars	1.22	1.8	0.64	0.24
Pound sterling	0.03	0.02	0.003	-

Credit risk

Credit risk is the risk that a counterparty is unable or unwilling to meet a commitment that it entered into with the company. The risk is controlled by the application of credit approvals, limits and monitoring procedures.

The carrying amount of accounts receivable recorded in the balance sheet, net of allowance for doubtful accounts represents the maximum exposure to credit risk.

Fair value of financial instruments

Since the majority of the company and subsidiary companies' financial instruments are short-term in nature or bear floating interest rates, their fair value is not expected to be materially different from the amounts presented in the balance sheets.

A fair value is the amount for which an asset can be exchanged or a liability settled between knowledgeable, willing parties in an arm's length transaction. The fair value is determined by reference to the market price of the financial instrument or by using an appropriate valuation technique, depending on the nature of the instrument.

ASIA FIBER PUBLIC COMPANY LIMITED

15. **Segmentation of business**

(Unit : Thousand Baht)

	For the three-months period ended September 30, 2008		
	Local	Export	Total
Sales	167,041	174,519	341,560
Services income	4,505	-	4,505
Total	171,546	174,519	346,065
Cost of sales	157,258	162,880	320,138
Cost of services	2,812	-	2,812
Total	160,070	162,880	322,950
Gross profit (loss)	11,476	11,639	23,115
Other income			9,485
Selling expenses			(8,129)
Administrative expenses			(3,406)
Interest expense			(85)
Net earnings for the period			**20,980**
Property, plant and equipment, net			443,719
Others			603,089
Total assets			**1,046,808**

ASIA FIBER PUBLIC CO...

(Unit : Thousand Baht)

	For the three-months period ended September 30, 2007		
	Local	Export	Total
Sales	179,312	223,539	402,851
Services income	2,742	-	2,742
Total	182,054	223,539	405,593
Cost of sales	173,820	230,356	404,176
Cost of services	2,071	-	2,071
Total	175,891	230,356	406,247
Gross profit (loss)	6,163	(6,817)	(654)
Other income			10,976
Selling expenses			(10,274)
Administrative expenses			(6,689)
Interest expense			(280)
Net earnings for the period			**(6,921)**
Property, plant and equipment, net			439,448
Others			581,236
Total assets			**1,020,684**

16. Obligation commitments

As at September 30, 2008 and June 30, 2008, the company had letter of guarantee issued by a local bank in favor of the Customs Department of Baht 1 Million.

17. Approval of interim financial statements

These interim financial statements have been approved by the company's director on November 11, 2008.

END

ASIA FIBER PUBLIC COMPANY LIMITED